                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939



                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                   ------------------------------------------
                               (Name of applicant)

                              100 Penn Square East
                             Philadelphia, PA 19107
                             ----------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             Title of Class                                 Amount
----------------------------------------        -------------------------------
Senior Collateralized Subordinated Notes           Up to a maximum aggregate
                                                principal amount of $40,000,000


Approximate date of proposed public offering:  December 1, 2004
                                               ----------------

Name and address of agent for service:

                               Anthony J. Santilli
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                             The Wanamaker Building
                              100 Penn Square East
                             Philadelphia, PA 19107

                                 With a copy to:

                            Jane K. Storero, Esquire
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103


--------------------------------------------------------------------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

         (a) The applicant, American Business Financial Services, Inc. (the "Company"), is a corporation.

         (b) The Company is incorporated under the laws of Delaware.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

         Upon the terms set forth in an Offer to Exchange dated December 1, 2004 and the related Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange senior collateralized subordinated notes and 10.0% Series A convertible preferred stock (the "Series A Preferred Stock") or solely the Series A Preferred Stock for up to $80,000,000 of its outstanding investment notes issued prior to May 15, 2004 (the "Existing Notes"). Each holder of the Existing Notes that participates in the Exchange Offer will receive, for each $1,000 principal amount of the Existing Notes properly tendered and not withdrawn, either: (1) $500 in principal amount of senior collateralized subordinated notes and 500 shares of the Series A Preferred Stock having a par value of $.001, or (2) at the holder's option, 1,000 shares of the Series A Preferred Stock. The senior collateralized subordinated notes issued in the Exchange Offer will be governed by the indenture (the "New Indenture") to be qualified under this Application for Qualification on Form T-3 (this "Application").

         No tenders of the Existing Notes will be accepted before the effective date of this Application.

         The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt the senior collateralized subordinated notes and the Series A Preferred Stock from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration or other form of consideration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

         On December 1, 2003, the Company mailed an Offer to Exchange, referred to as the first exchange offer in this document, to holders of the Company's subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their subordinated debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of the Series A Preferred Stock. Senior collateralized subordinated notes issued in the first exchange offer have similar terms to those to be issued in the Exchange Offer. Pursuant to the terms of the first exchange offer, the Company exchanged $117.2 million of outstanding subordinated debentures for 61.8 million shares of the Series A Preferred Stock and $55.4 million of senior collateralized subordinated notes.

         On May 14, 2004, the Company mailed an Offer to Exchange, referred to as the second exchange offer in this document and collectively with the first exchange offer referred to as the prior exchange offers in this document, to holders of the Company's subordinated debentures issued prior to November 1, 2003. Holders of such subordinated debentures had the ability to exchange their subordinated debentures for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of the Series A Preferred Stock. Senior collateralized subordinated notes issued in the first exchange offer have similar terms to those to be issued in the Exchange Offer. Pursuant to the terms of the second exchange offer, the Company exchanged $85.9 million of outstanding subordinated debentures for 45.0 million shares of Series A Preferred Stock and $40.9 million of senior collateralized subordinated notes.

         There have been or will be no sales of senior collateralized subordinated notes and/or Series A Preferred Stock by the Company or by or through an underwriter on or about the same time as the Exchange Offer. No holder of the Existing Notes has made or will make any cash payment in connection with the Exchange Offer, other than the payment of any applicable taxes, in accordance with the terms of the Offer to Exchange and Letter of Transmittal.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

         Set forth below are all direct or indirect subsidiaries of the Company.

                  PARENT                                       SUBSIDIARY
------------------------------------------    ------------------------------------------
American Business Financial Services, Inc.    ABFS Consolidated Holdings, Inc. ("ACH")
("ABFS")

ABFS                                          American Business Credit, Inc. ("ABC")

ABC                                           American Business Leasing, Inc. ("ABL")

ABFS                                          American Business Lease Funding Corporation

ABC                                           American Business Mortgage Services, Inc. (formerly
                                              New Jersey Mortgage and Investment Corp.) ("ABMS")

ABC                                           HomeAmerican Credit, Inc. ("HAC")(1)

ACH                                           ABFS 1996-1, Inc.

ACH                                           ABFS 1996-2, Inc.

ACH                                           ABFS 1997-1, Inc.

ABFS                                          ABFS 1997-2, Inc.

ACH                                           ABFS 1998-1, Inc.

ACH                                           ABFS 1998-2, Inc.

ABFS                                          ABFS 1998-3, Inc.

ACH                                           ABFS 1998-4, Inc.

ABL                                           ABFS 1998-A-1, Inc.

ABL                                           ABFS 1998-A-2, Inc.

ACH                                           ABFS 1999-1, Inc.

ACH                                           ABFS 1999-2, Inc.

                  PARENT                                       SUBSIDIARY
------------------------------------------    ------------------------------------------
ACH                                           ABFS 1999-3, Inc.

ACH                                           ABFS 1999-4, Inc.

ACH                                           ABFS 2000-1, Inc.

ACH                                           ABFS 2000-2, Inc.

ACH                                           ABFS 2000-3, Inc.

ACH                                           ABFS 2000-4, Inc.

ACH                                           ABFS 2001-1, Inc.

ACH                                           ABFS 2001-2, Inc.

ACH                                           ABFS 2001-3, Inc.

ACH                                           ABFS 2001-4, Inc.

ACH                                           ABFS 2002-1, Inc.

ACH                                           ABFS 2002-2, Inc.

ACH                                           ABFS 2002-3, Inc.

ACH                                           ABFS 2002-4, Inc.

ACH, ABC, ABMS & HAC                          ABFS 2003-1, Inc.

ACH                                           ABFS 2003-2, Inc.

ACH, ABC, ABMS & HAC                          ABFS 2004-1, Inc. ("2004-1")

2004-1                                        ABFS 2004-2, Inc.

HAC & ABMS                                    ABFS Balapointe, Inc.

ABL & FLC                                     ABFS Finance LLC

ACH                                           ABFS Greenmont, Inc.

ABFS                                          ABFS OSO, Inc.

ABFS                                          ABFS Repo 2001, Inc.

ACH                                           ABFS Residual 2002, Inc.

ACH                                           ABFS Residual Holding II, Inc.

ABL & FLC                                     ABFS Residual Holding, Inc.

ABL & FLC                                     ABFS Residual LLC

                  PARENT                                       SUBSIDIARY
------------------------------------------    ------------------------------------------
ABL                                           ABFS Finance LLC, 1999-A

ABL                                           ABFS Residual LLC, 1999-A

ABFS                                          ABFS Special Purpose Management, Inc.

ABFS                                          American Business Lease Funding

ABFS                                          August Advertising Agency Inc.

ABFS                                          BigCat, Inc.

ABMS                                          Federal Leasing Corp. ("FLC")

FLC                                           FLC Financial Corp.

FLC                                           FLC Financial Corp. II

ABC                                           HomeAmerican Consumer Discount Company

ABC                                           Marion's Management Corp.

ABC                                           NJLQ Holdings Inc.

HAC & ABMS                                    Penn Square East Funding, LLC

ABC                                           Processing Service Center, Inc.

ABC                                           Tiger Relocation Company

ABFS                                          Upland Corporation

____________

(1) HomeAmerican Credit, Inc. is doing business as Upland Mortgage.

         See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of 10% or more of the Company's voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following table sets forth the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The address for each director and executive officer listed below is c/o American Business Financial Services, Inc., The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107.

                    NAME                                OFFICE
         ----------------------------    ---------------------------------------

         Anthony J. Santilli.........    Chairman, President, Chief Executive
                                         Officer, Chief Operating Officer
                                         and Director
         Leonard Becker..............    Director
         Michael R. DeLuca...........    Director
         Jerome Miller...............    Director
         Warren E. Palitz............    Director
         Harold E. Sussman...........    Director
         Joseph F. Pignotti..........    Director
         Barry P. Epstein............    Managing Director of the National
                                         Wholesale Residential Mortgage Division
         Stephen M. Giroux...........    Executive Vice President, Secretary
                                         and General Counsel
         Albert W. Mandia............    Executive Vice President and Chief
                                         Financial Officer
         Milton Riseman..............    Chairman of the Consumer Mortgage Group
         Jeffrey M. Ruben............    Executive Vice President
         Beverly Santilli............    President of American Business
                                         Credit, Inc. and Executive Vice
                                         President of HomeAmerican Credit, Inc.


ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

         Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities as of November 1, 2004:

                                                                                                      PERCENTAGE OF
                                                             TITLE OF CLASS         AMOUNT          VOTING SECURITIES
           NAME AND COMPLETE MAILING ADDRESS(1)                   OWNED            OWNED(2)               OWNED
---------------------------------------------------------- ------------------ ----------------- -----------------------
Anthony J. Santilli, Chairman, President,                  Common Stock        1,217,018 (3)(4)           33.0%
Chief Executive Officer, Chief Operating
Officer and Director, and
Beverly Santilli, President of American Business
Credit, Inc. and Executive Vice President of
HomeAmerican Credit, Inc.

_______________________
*        Less than 1%.

(1) The mailing address for each person listed is c/o American Business Financial Services, Inc., The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107.

(2) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of the date of this table. Beneficial ownership may be disclaimed as to certain of the securities. The share numbers in the table above may, as indicated in the appropriate footnotes, include shares held in the 401(k) Plan. The number of shares held in the 401(k) Plan is based on the value of the units held as of the last 401(k) Plan statement dated June 30, 2004 divided by the closing price of the Company's common stock as reported on the NASDAQ National Market System for June 30, 2004.

(3) Includes 1,102,251 shares of common stock held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship, 3,172 shares of common stock held through the 401(k) Plan and 18,639 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.

(4) Includes options to purchase 51,740 shares of common stock awarded to Mr. Santilli pursuant to the Company's stock option plans, all of which are exercisable within 60 days of the date of this table. Includes options to purchase 41,216 shares of common stock awarded to Mrs. Santilli pursuant to the Company's stock option plans, all of which are exercisable within 60 days of the date of this table.


                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

         No person is acting as a principal underwriter of the securities proposed to be offered pursuant to the New Indenture. No person acted as an underwriter of any outstanding securities of the Company within three years prior to the date of filing the Application.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

         (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of November 15, 2004:

                      TITLE OF CLASS                 AMOUNT AUTHORIZED       AMOUNT OUTSTANDING
------------------------------------------------- ----------------------- ------------------------
Common Stock, par value $.001 per share                 209,000,000                3,598,342
Preferred Stock, par value $.001 per share                3,000,000                    -0-
 Series A Preferred Stock, par value $.001              200,000,000              109,435,580
    per share (1)

_____________________
(1) Dividend payments on the Series A Preferred Stock will be $0.008334 per share (equivalent to $.10 per share annually or 10.0% of the original liquidation value), subject to compliance with applicable Delaware law. Dividend payments will be cumulative.

         (b) Pursuant to the Company's Amended and Restated Certificate of Incorporation, each share of Common Stock of the Company is entitled to one vote per share.

         Except as required by Delaware law, pursuant to the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, shares of the Series A Preferred Stock are not entitled to vote on any matters submitted to a vote of the stockholders of the Company.

         Holders of the senior collateralized subordinated notes will not have any voting rights by reason of the ownership of the senior collateralized subordinated notes.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

         The terms of the senior collateralized subordinated notes include those terms stated in the New Indenture and those made part of the New Indenture by reference to the Trust Indenture Act of 1939, as amended, referred to as the TIA. The following analysis of certain provisions of the New Indenture makes use of certain capitalized terms defined in the New Indenture and not herein, and such terms shall have the meanings given to them in the New Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the New Indenture provisions discussed and is qualified in its entirety by reference to the New Indenture, which provisions are incorporated herein by reference as part of such analysis.

         A. Default Provisions.

         An "Event of Default" occurs if:

         (1) the Company defaults in the payment of interest on a Senior Collateralized Note when the same becomes due and payable and the Default continues for a period of 30 days, whether or not such payment is prohibited by the provisions of Article X (Subordination) of the Indenture;

         (2) the Company defaults in the payment of the principal of any Senior Collateralized Note when the same becomes due and payable at maturity, upon a required redemption or otherwise, and the Default continues for a period of 30 days, whether or not prohibited by the provisions of
         Article X (Subordination) of the Indenture;

         (3) the Company fails to observe or perform any covenant, condition or agreement on the part of the Company to be observed or performed pursuant to Section 4.6 (Liquidation) or 5.1 (When the Company May Merge, etc.) of the Indenture;

         (4) the Company fails to comply with any of its other agreements or covenants in, or provisions of, the Senior Collateralized Notes or the Indenture and the Default continues for the period and after the notice specified below;

         (5) the Company pursuant to or within the meaning of any Bankruptcy Law
         (a) commences a voluntary case; (b) consents to the entry of an order for relief against it in an involuntary case; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing its inability to pay debts as the same become due;

         (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (a) is for relief against the Company in an involuntary case; (b) appoints a Custodian of the Company or for all or substantially all of its property; (c) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 120 consecutive days; or

         (7) if any time the Collateral Coverage Ratio falls below 1.0 to 1.0, as determined by the Company.

         A Default under clause (3), (4) or (7) above is not an Event of Default until the Trustee or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes notify the Company of the Default and the Company does not cure the Default or such Default is not waived within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

         The term "Bankruptcy Law" means the United States Bankruptcy Code (Title II U.S. Code) and other federal or state insolvency laws as amended from time to time.

         If a Default or Event of Default occurs and is continuing and if it is known to a responsible officer of the Trustee, the Trustee shall, after any applicable cure period, mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. At least five Business Days prior to the mailing of any notice to Holders under Section 7.5 of the Indenture, the Trustee shall provide the Company with notice of its intent to mail such notice. Except in the case of a Default or Event of Default in payment on any Senior Collateralized Note, the Trustee may withhold the notice if and so long as the responsible officer of the Trustee in good faith determines that withholding the notice would have no material adverse effect on the Holders.

         B. Authentication and Delivery of the Indenture Securities.

         The Registrar will maintain a book entry registration and transfer system through the establishment of Accounts for the benefit of Holders of Senior Collateralized Notes as the sole method of recording the ownership and transfer of ownership interests in the Senior Collateralized Notes ("Securities Register"). The registered owners of the Accounts established by the Company in connection with the purchase or transfer of the Senior Collateralized Notes will be deemed to be the Holders of the Senior Collateralized Notes outstanding for all purposes under the Indenture. The Company will promptly notify the Registrar of the acceptance of a subscriber's order to purchase a Senior Collateralized Note and the Registrar will credit the Securities Register to the Account of each Senior Collateralized Note purchaser, the principal amount of the Senior Collateralized Note owned of record by the purchaser. The total amount of any principal and/or interest (which will be paid in the form of additional notes) due and payable to book entry owners of the Accounts maintained by the Company as provided in the Indenture will be credited to such Accounts by the Company within the time frames provided in the Indenture. The Trustee will review the Securities Register as it deems necessary to ensure the Company's compliance with the terms of the Indenture.

         Book-entry accounts representing interests in the Senior Collateralized Notes will not be exchangeable for Senior Collateralized Notes in denominations of $1,000 (unless waived by the Company) and any amount in excess thereof and fully registered in the names as the Company directs unless (a) the Company at its option advises the Trustee in writing of its election to terminate the book-entry system, or (b) after the occurrence of any Event of Default, Holders of a majority of the Senior Collateralized Notes then outstanding (as determined based upon the latest quarterly statement provided to the Trustee pursuant to
Section 4.3(d) of the Indenture) advise the Trustee in writing that the continuation of the book-entry system is no longer in the best interests of such Holders and the Trustee notifies all Holders of the Senior Collateralized Notes, as the case may be, of such event and the availability of definitive notes to the Holders of Senior Collateralized Notes, requesting such notes in definitive form.

         Upon the occurrence of an event described in (a) or (b) above, the Senior Collateralized Notes will be executed and authenticated as follows:

         1) Two Officers of the Company shall sign the Senior Collateralized Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Senior Collateralized Notes. If an Officer whose signature is on a Senior Collateralized Note no longer holds that office at the time the Senior Collateralized Note is authenticated by the Trustee, the Senior Collateralized Notes shall nevertheless be valid.

         2) A Senior Collateralized Note will not be valid until authenticated by the authorized manual signature of the Trustee. The signature of the Trustee will be conclusive evidence that the Senior Collateralized Note has been authenticated under the Indenture. The Trustee will upon a written order of the Company signed by two Officers of the Company, authenticate Senior Collateralized Notes for original issue. The aggregate principal amount of Senior Collateralized Notes outstanding at any time may not exceed the amount set forth in Section 2.1 (Unlimited Amount; Accounts; Interest; Maturity) of the Indenture. Such order shall specify the amount of the Senior Collateralized Notes to be authenticated and the date(s) upon which the original issue thereof is to be authenticated. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Senior Collateralized Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate a Senior Collateralized Note whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company.

         The Company will not receive any proceeds from this transaction.

         C. Release of Collateral.

         In the event that the Company delivers an Officers' Certificate and Opinion of Counsel certifying that its obligations under the Indenture have been satisfied and discharged by complying with the provisions of Article VIII (Termination of Company's Obligations), the Trustee shall (i) authorize the Company or its Affiliates, as the case may be, to execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Company or its Affiliates may reasonably request to evidence the termination of the Note Liens created by the Collateral Documents and (ii) not be deemed to hold the Note Liens for its benefit and the benefit of the Holders of the Senior Collateralized Notes.

         The Collateral Documents shall provide that so long as any Priority Lien Obligations are outstanding, the holders thereof shall have the exclusive right and authority to determine the release, sale, or other disposition with respect to any assets of the Company or its Affiliates, as applicable (including the Collateral) and to change, waive or vary the Collateral Documents subject in the case of changes, waivers, or variances, to the conditions specified in the Collateral Documents and (ii) the holders of the Priority Lien Obligations may, including, without limitation, (x) direct the Trustee to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders and (y) agree to modify the Priority Lien Security Documents, without the consent of the Holders or the Trustee, to secure additional Indebtedness and additional secured creditors so long as such modifications do not expressly violate the provisions of any credit agreement or this Indenture. Subject to the terms of the Collateral Documents, if at any time or from time to time Collateral which also secures the Priority Lien Obligations is released or otherwise disposed of, such Collateral securing the Senior Collateralized Notes shall be automatically released or disposed of, provided, however, that if an Event of Default under this Indenture exists or any Senior Collateralized Note obligation remains outstanding as of the date on which the Priority Lien Obligations are repaid in full, the Note Liens on the proceeds from the sale, transfer or other disposition of such Collateral securing the Senior Collateralized Notes shall not be released until such Event of Default and all other Events of Default shall have been cured or otherwise waived and all such outstanding Note Obligations are paid in full in accordance with the terms of this Indenture, except to the extent such Collateral was disposed of in order to repay the Priority Lien Obligations.

         The Company or its affiliates, as the case may be, may, without any release or consent by the Trustee, take any and all actions in the ordinary course of business in respect of the Collateral to the extent permitted under the Collateral Documents and the Indenture.

         D. Satisfaction and Discharge of the Indenture.

         The Indenture will cease to be of further effect (except that the Company's obligations under Section 7.7 of the Indenture (Compensation and Indemnity) and 8.4 of the Indenture (Reinstatement), and the Company's, Trustee's and Paying Agent's obligations under Section 8.3 of the Indenture (Repayment to Company) will survive when all outstanding Senior Collateralized Notes have been paid in full, and the Company has paid all sums payable by the Company under the Indenture. In addition, the Company may terminate all of its Obligations under the Indenture if:

              o the Company irrevocably deposits in trust with the Trustee or at the option of the Trustee, with a trustee reasonably satisfactory to the Trustee and the Company under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by the Company) to pay principal and interest on the Senior Collateralized Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, provided that (i) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the Trustee and (ii) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Senior Collateralized Notes;

              o the Company delivers to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with; and

              o no Default or Event of Default shall have occurred and be continuing on the date of such deposit.

         Then, the Indenture will cease to be of further effect (except as provided below), and the Trustee, on demand of the Company, will execute proper instruments acknowledging confirmation of and discharge under the Indenture. The Company may make the deposit only if Article X (Subordination) does not prohibit such payment. However, the Company's obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 4.1, 4.2, 4.3, 7.7, 7.8, 8.3 and 8.4 of the Indenture and the
Trustee's and Paying Agent's obligations in Section 8.3 shall survive until the Senior Collateralized Notes are no longer outstanding. Thereafter, only the Company's obligations in Section 7.7 and 8.4 and the Company's, Trustee's and Paying Agent's obligations in Section 8.3 shall survive.

         After such irrevocable deposit made pursuant to Section 8.1 of the Indenture and satisfaction of the other conditions set forth herein, the Trustee upon written request shall acknowledge in writing the discharge of the Company's Obligations under the Indenture except for those surviving obligations specified above.

         In order to have money available on a payment date to pay principal or interest on the Senior Collateralized Notes, the U.S. Government Obligations shall be payable as to principal or interest at least one Business Day before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

         E. Evidence Required to be Furnished by Obligor.

         The Company shall file with the Trustee, within 15 days after filing with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirements of such Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the SEC and the Trustee on the same timely basis such reports, information and other documents as it would file if it were subject to the requirements of Section 13 or 15(d) of the Exchange Act. The Company shall also comply with the provisions of TIA ss.314(a). Notwithstanding anything contrary herein the Trustee shall have no duty to review such documents for purposes of determining compliance with any provisions of the Indenture.

         So long as any of the Senior Collateralized Notes remain outstanding, the Company shall cause an annual report to stockholders and each quarterly or other financial report furnished by it generally to stockholders to be filed with the Trustee at the time of such mailing or furnishing to stockholders. If the Company is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, the Company shall cause its financial statements, including any notes thereto (and, with respect to annual reports, an auditors' report by the Company's certified independent accountants) and a

"Management's Discussion and Analysis of Financial Condition or Results of Operations," comparable to that which would have been required to appear in annual or quarterly reports filed under Section 13 or 15(d) of the Exchange Act to be so filed with the Trustee within 120 days after the end of each of the Company's Fiscal Years and within 60 days after the end of each of the first three quarters of each Fiscal Year.

         So long as the Collateral Documents have not been terminated in accordance with the terms thereof, the Company must deliver to the Trustee, so long as such delivery is required by Section 314(b) of the TIA, on the Issue Date and thereafter, at least annually, within 30 days of December 31 of each year (commencing with December 31, 2004), an Opinion of Counsel either stating that in the opinion of such counsel, such action has been taken with respect to the recording, filing, recording and refiling of the Indenture or any Collateral Document as is necessary to maintain the Note Liens, and reciting the details of such action, or stating that in the opinion of such counsel, no such action is necessary to maintain such Note Liens.

ITEM 9.  OTHER OBLIGORS.

         The Company's subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc., American Business Mortgage Services, Inc. and ABFS Consolidated Holdings, Inc. have provided collateral to secure the senior collateralized subordinated notes. The subsidiaries have not guaranteed the repayment of the senior collateralized subordinated notes. The address of these subsidiaries is that of the Company.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a) Pages numbered 1 to 15, consecutively (including an attached
Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         Exhibit T3A-1    Amended and Restated Certificate of Incorporation of
                          the Company (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed
                          December 11, 2003).

         Exhibit T3A-2    Certificate of Designation, Preferences and Rights of
                          the Series A Convertible Preferred Stock (incorporated by reference to Appendix B to the Company's Definitive
                          Proxy Statement filed on December 11, 2003).

         Exhibit T3B      Amended and Restated Bylaws of Company (incorporated
                          by reference to Exhibit 3.1 to the Company's Current
                          Report on Form 8-K filed on October 1, 2004).

         Exhibit T3C-1 *  Form of Indenture between the Company and U.S. Bank
                          National Association as Trustee (included as Exhibit A to Exhibit T3E-1).

         Exhibit T3C-2    Amended and Restated Security Agreement dated November
                          15, 2004, among ABFS Consolidated Holdings, Inc.,
                          American Business Mortgage Services, Inc.,
                          HomeAmerican Credit, Inc. and American Business
                          Credit, Inc., each a Grantor and collectively the Grantors and U.S. Bank, National Association, a national banking association, as trustee for the Securityholders. (Incorporated by reference from
                          Exhibit 10.5 to the Company's Current Report on Form
                          8-K filed on November 19, 2004.).

         Exhibit T3D      Not Applicable.

         Exhibit T3E-1 *  Offer to Exchange, dated December 1, 2004.

         Exhibit T3E-2 *  Letter of Transmittal, dated December 1, 2004.

         Exhibit T3E-3 *  Cover Letter and Questions and Answers, dated
                          December 1, 2004.

         Exhibit T3E-4 *  Form of Senior Collateralized Note (included as part of Exhibit T3C-1).

         Exhibit T3F *    Cross reference sheet showing the location in the
                          Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of
                          Exhibit T3C-1).

         Exhibit T3G *    Statement of Eligibility and Qualification of the
                          Trustee under the Trust Indenture Act of 1939 on Form
                          T-1.


__________________________
*        Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Business Financial Services, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Philadelphia, and Commonwealth of Pennsylvania, on the 1st day of December, 2004.



                                              AMERICAN BUSINESS FINANCIAL
                                              SERVICES, INC.



                                              By:  /s/ Albert W. Mandia
                                                   -----------------------------

                                              Name:  Albert W. Mandia
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

Attest:  /s/ Stephen M. Giroux
         ---------------------------------
Name:    Stephen M. Giroux
Title:   Executive Vice President,
         General Counsel and Secretary

Exhibit Index:

         Exhibit T3A-1    Amended and Restated Certificate of Incorporation of
                          the Company (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed
                          December 11, 2003).

         Exhibit T3A-2    Certificate of Designation, Preferences and Rights of
                          the Series A Convertible Preferred Stock (incorporated by reference to Appendix B to the Company's Definitive
                          Proxy Statement filed on December 11, 2003).

         Exhibit T3B      Amended and Restated Bylaws of Company (incorporated
                          by reference to Exhibit 3.1 to the Company's Current
                          Report on Form 8-K filed on October 1, 2004).

         Exhibit T3C-1 *  Form of Indenture between the Company and U.S. Bank
                          National Association as Trustee (included as Exhibit A to Exhibit T3E-1).

         Exhibit T3C-2    Amended and Restated Security Agreement dated November
                          15, 2004, among ABFS Consolidated Holdings, Inc.,
                          American Business Mortgage Services, Inc.,
                          HomeAmerican Credit, Inc. and American Business
                          Credit, Inc., each a Grantor and collectively the Grantors and U.S. Bank, National Association, a national banking association, as trustee for the Securityholders. (Incorporated by reference from
                          Exhibit 10.5 to the Company's Current Report on Form
                          8-K filed on November 19, 2004.).

         Exhibit T3D      Not Applicable.

         Exhibit T3E-1 *  Offer to Exchange, dated December 1, 2004.

         Exhibit T3E-2 *  Letter of Transmittal, dated December 1, 2004.

         Exhibit T3E-3 *  Cover Letter and Questions and Answers, dated
                          December 1, 2004.

         Exhibit T3E-4 *  Form of Senior Collateralized Note (included as part of Exhibit T3C-1).

         Exhibit T3F *    Cross reference sheet showing the location in the
                          Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of
                          Exhibit T3C-1).

         Exhibit T3G *    Statement of Eligibility and Qualification of the
                          Trustee under the Trust Indenture Act of 1939 on Form
                          T-1.


____________________________
*        Filed herewith.